Exhibit 99.6

SUPPLEMENTAL INDENTURE
Made effective as of August 22, 2018.
BETWEEN:
BAYTEX ENERGY (LP) LTD., RAGING RIVER EXPLORATION INC. AND BAYTEX ENERGY LIMITED PARTNERSHIP, as Guarantors
and
BAYTEX ENERGY CORP., as Issuer
and
COMPUTERSHARE TRUST COMPANY OF CANADA, as Indenture Trustee

WHEREAS:

1.
Baytex Energy Corp. ("Baytex") and Valiant Trust Company (now Computershare Trust Company of Canada) are parties to an amended and restated trust indenture dated as of January 1, 2011 (as amended or supplemented to the date hereof, the "Indenture") with respect to certain Debt Securities of Baytex;

2.	Each of Baytex Energy (LP) Ltd., Raging River Exploration Inc. and Baytex Energy Limited Partnership is an direct and/or indirect wholly-owned subsidiary of Baytex;

3.
Each of Baytex Energy (LP) Ltd., Raging River Exploration Inc. and Baytex Energy Limited Partnership is required to become a Guarantor under Article 14 of the Indenture by reason of Section 6.16 of the Indenture and has duly authorized its guarantee of the Debt Securities and the execution and delivery of this Supplemental Indenture; and

4.	the Indenture Trustee is authorized to enter into this Supplemental Indenture pursuant to Article 12 of the Indenture.
NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
This Supplemental Indenture shall be supplemental to and read together with the Indenture for all purposes. Every holder of a Debt Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. Except as expressly set forth herein, the Indenture is in all respects ratified and confirmed and all terms, conditions and provisions thereof shall remain in full force and effect. The Indenture, as amended and supplemented hereby, is herein referred as the "Amended Indenture". Capitalized terms used herein, including the preamble hereto, shall have the same meaning as in the Indenture.

2.
Each of Baytex Energy (LP) Ltd., Raging River Exploration Inc. and Baytex Energy Limited Partnership hereby agrees to be bound by the terms of the Amended Indenture as a Guarantor and as if it was an original signatory thereto.

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3.	This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto.

4.	This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta.

5.
Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by the Amended Indenture to be made upon, given or furnished to or filed with any of Baytex Energy (LP) Ltd., Raging River Exploration Inc. or Baytex Energy Limited Partnership shall be sufficient for any purpose hereunder (unless otherwise herein expressly provided) if in writing, and mailed, first class postage prepaid, to such Guarantor c/o Baytex Energy Corp., Centennial Place, East Tower, 2800, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Attention: Chief Financial Officer, or sent by facsimile to any such Guarantor at (587) 952-3029 (with receipt confirmed by telephone at (587) 952-3120), or at any other address or facsimile number previously furnished in writing to the Trustee by any such Guarantor.

6.	This Supplemental Indenture may be executed in any number of counterparts and all counterparts, taken together, shall constitute one and the same Supplemental Indenture.
[Signature Page Follows]

9217105.1

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed effective as of the day and year first above written.

BAYTEX ENERGY (LP) LTD.		BAYTEX ENERGY CORP.
Per:	“Signed”	Per:	“Signed”
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer
Per:	“Signed” “Signed”	Per:	“Signed”

RAGING RIVER EXPLORATION INC.		BAYTEX ENERGY LIMITED PARTNERSHIP, BY ITS GENERAL PARTNER, RAGING RIVER EXPLORATION INC.
Per:	“Signed”	Per:	“Signed”
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer
Per:	“Signed”

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	“Signed”

Per:	“Signed”

9217105.1